January 12, 2024

VIA EDGAR
Marion Graham & Amanda Ravitz
Division of Corporation Finance
Disclosure Review Program
Securities and Exchange Commission
Washington, D.C. 20549

Re: Andersons, Inc.
Definitive Proxy Statement on Schedule 14A
Filed March 9, 2023
File No. 000-20557

Dear Ms. Graham and Ms. Ravitz:

This letter responds to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on The Andersons, Inc. (herein referred to as “we” or the “Company”) Definitive Proxy Statement on Schedule 14A filed on March 9, 2023, communicated in your letter dated January 2, 2024. We have repeated your comments below followed by our response.

Definitive Proxy Statement on Schedule 14A

Pay versus Performance, page 54

1. We note that the peer group you identify in the pay versus performance table and related disclosure is the custom "Peer Group Index disclosed in Item 5" of your Form 10-K. Since your peer group is not an a published industry or line-of-business index, please ensure that the issuers composing the group are disclosed in a footnote. Refer to Regulation S-K Item 402(v)(2)(iv).

Response: The Company acknowledges the Staff’s comment regarding the disclosure of the “Peer Group Index.” Beginning with our upcoming definitive proxy statement to be filed within 120 days of December 31, 2023, we will disclose the issuers composing the “Peer Group Index” in a footnote to the pay versus performance table, consistent with Regulation S-K Item 402(v)(2)(iv).

2. We note that you have included “Net Income Attributable to the Company (in thousands)” under another heading that reads “from continuing operations” in column (h) of your pay versus performance table in lieu of net income as required by Regulation S-K Item 402(v)(2)(v). Please include net income (loss), as reported in your audited GAAP financial statements, in column (h) for all years covered by the table. Refer to Regulation S-K Compliance and Disclosure Interpretations Questions 128D.08 and 128D.09. Please note that you may voluntarily provide supplemental measures of compensation or financial performance, so long as any additional disclosure is "clearly identified as supplemental, not misleading, and not presented with greater prominence than the required disclosure." See Pay Versus Performance, Release No. 34-95607 (August 25, 2022 [87 FR 55134 (September 8, 2022)] at Section II.F.3. It is also unclear how columns (h) and (g) are modified by the title "from continuing operations." Please ensure that the your pay versus performance table includes only the exact headings permitted by Regulation S-K Item 402(v)(1)(a)-(i).

Response: In response to the Staff’s comment, beginning with our upcoming definitive proxy statement to be filed within 120 days of December 31, 2023, we will report “Net Income (Loss)” as reported in our audited GAAP financial statements under column (h) of our pay verses performance table, consistent with Regulation S-K Item 402(v)(2)(v). In addition, to the extent that the Company-selected measure included in column (i), or any supplemental measure, continues to be modified by the title "from continuing operations," we will disclose in future proxy statements how it is calculated.

We welcome the opportunity to discuss any questions with respect to our responses to the Staff’s comments. Please direct your questions to the undersigned at (419) 897-6764 or brian_valentine@andersonsinc.com; Christine Castellano, Executive Vice President, General Counsel and Corporate Secretary at (419) 897-6792 or christine_castellano@andersonsinc.com; or Michael Hoelter, Vice President, Corporate Controller and Investor Relations at (419) 897-6715 or mike_hoelter@andersonsinc.com.

Sincerely,

/s/ Brian A. Valentine
Brian A. Valentine
Executive Vice President and Chief Financial Officer